SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Press Release: Prana secures key PBT2 patent in Japan and completes core IP suite

Prana secures key PBT2 patent in Japan and completes core IP suite

Patents support pipeline opportunities for PBT2 in AD and HD

MELBOURNE, Australia – April 11th, 2011: Prana Biotechnology (ASX: PBT; NASDAQ: PRAN) today announced that it has secured a key PBT2 patent in Japan. The Japanese Patent Office has granted a composition of matter patent for Prana’s lead clinical asset, PBT2 and other selected 8-Hydroxyquinoline compounds in Japan. The patent entitled ‘8-Hydroxyquinoline derivatives’ also covers pharmaceutical compositions containing PBT2 and selected 8-hydroxyquinoline compounds and the use of the compounds for the treatment of Alzheimer’s Disease.

Geoffrey Kempler, Prana’s Executive Chairman, said “This decision by the Japanese Office to grant a claim to PBT2 completes a suite of core patent rights protecting this asset in key markets including the United States, Europe, Japan and Australia, further bolstering our commercialization plans in both Huntington’s and Alzheimer’s Disease”.

The Japanese patent has a twenty year term expiring on 16 July 2023, with a possible extension of term of up to 5 years under pharmaceutical protection provisions. Importantly there is no post-grant opposition process in Japan whereby third parties can register objections following this decision. In 2010, the company announced the grant of similar claims in Europe and the decision of the United States Patent Office to extend the term of the patent granted in the United States**.

PBT2 was selected from Prana’s Metal Protein Attenuating Compound (MPAC) library as its lead development compound in Alzheimer’s Disease in 2004 and has since successfully completed Phase I and Phase IIa* trials.  The MPAC library has expanded and matured to generate over 600 novel, neurologically active compounds with leads in Parkinson’s Disease, brain cancer and other potential neurological indications. Geoffrey Kempler noted, “Generating patentable and differentiated MPACs is the foundation of Prana’s therapeutic pipeline”.

*Lannfeltet al. Lancet Neurology (2008) vol. 7, pp. 779-86; Lannfeltet al. Lancet Neurology (2009) vol. 8, pp. 981.

** Patent term in the United States is calculated as 21 December 2025 which may be extended by the application of pharmaceutical extension of term provisions.  In Europe the patent term, as for Japan, is to 16 July 2023 with possible extension of term of up to 5 yearsunder pharmaceutical extension provisions.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited

+61 3 9349 4906

Leslie Wolf-Creutzfeldt
Grayling
646-284-9472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 12, 2011